Mail Stop 4561

September 11, 2009

Brian H. Hajost, CEO
STEELCLOUD, Inc.
13962 Park Center Rd.
Herndon, VA 20171

> **Re:** **STEELCLOUD, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 27, 2009**
> **File No. 333-158703**

Dear Mr. Hajost:

We have reviewed the above-captioned filing and have the following comment.

<u>General</u>

1.   We note from the disclosure in your preliminary proxy statement filed on
September 2, 2009 that, in accordance with NASDAQ Marketplace Rule 5635(d),
you require shareholder approval before you may sell 14,500,000 shares of the
16,000,000 shares of common stock that you are registering in this offering.
Thus, you appear to be making a delayed offering in regard to such shares.
However, you do not appear to be eligible under Securities Act Rule 415 to
conduct a delayed offering. Please amend you registration statement to remove
the shares and warrants that you are not yet eligible to sell or provide your
analysis as to your eligibility to conduct a delayed offering under Rule 415.

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Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you
require further assistance you may contact me at (202) 551-3456. In addition, you may
contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter
have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

Brain J. Hajost
STEELCLOUD, Inc.
September 11, 2009
Page 2

cc: <u>Via Facsimile (212) 980-5192</u>
        Jay Kaplowitz, Esq.
        Gersten Savage LLP